UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION (Registrant)

/s/ SHOICHI AOKI
(Signature)

Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date : April 26, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2018
2.	Notice Relating to Repurchase of Own Shares

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2018

The consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

1. Consolidated Financial Results for the Year Ended March 31, 2018 (Fiscal 2018)

(1) Consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to Kyocera Corporation’s shareholders
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2018	1,577,039	10.8	95,575	(8.6)	131,866	(4.3)	81,789	(21.2)
Fiscal 2017	1,422,754	(3.8)	104,542	12.8	137,849	(5.3)	103,843	(4.8)

(Note) Comprehensive income:

  48,650 million yen in the year ended March 31, 2018, (43.2)% of change from previous year

  85,628 million yen in the year ended March 31, 2017, (22.1)% of change from previous year

	Net income attributable to Kyocera Corporation’s shareholders per share - Basic	Net income attributable to Kyocera Corporation’s shareholders per share - Diluted	Ratio of net income attributable to Kyocera Corporation’s shareholders’ equity	Ratio of income before income taxes to total assets	Ratio of profit from operations to net sales
	Yen	Yen	%	%	%
Fiscal 2018	222.43	222.43	3.5	4.2	6.1
Fiscal 2017	282.62	282.62	4.5	4.4	7.3

(Reference) Equity in losses of affiliates and an unconsolidated subsidiary:

(1,564) million yen in the year ended March 31, 2018	(1,377) million yen in the year ended March 31, 2017

(2) Consolidated financial condition

	Total assets	Total equity	Kyocera Corporation’s shareholders’ equity	Kyocera Corporation’s shareholders’ equity to total assets	Kyocera Corporation’s shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
March 31, 2018	3,157,077	2,424,506	2,336,246	74.0	6,353.54
March 31, 2017	3,110,470	2,418,909	2,334,219	75.1	6,347.95

(3) Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
Fiscal 2018	158,953	(53,128)	(51,620)	424,938
Fiscal 2017	164,231	(112,089)	(47,972)	376,195

2. Dividends

	Dividends per share					Annual aggregate	Dividends to net income attributable to	Dividends to
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual	amount of dividends	Kyocera Corporation’s shareholders	Kyocera Corporation’s shareholders’ equity
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
Fiscal 2017	—	50.00	—	60.00	110.00	40,449	38.9	1.7
Fiscal 2018		60.00		60.00	120.00	44,125	53.9	1.9
Fiscal 2019 (forecast)	—	—	—	—	120.00		32.9

(Note) Dividends per share for the year ending March 31, 2019 are forecasted to be 120 yen on an annual basis.

3. Consolidated Financial Forecast for the Year Ending March 31, 2019 (Fiscal 2019)

					(% of change from the previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to Kyocera Corporation’s shareholders		Net income attributable to Kyocera Corporation’s shareholders per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Fiscal 2019	1,650,000	4.6	154,000	61.1	190,000	44.1	134,000	63.8	364.42

(Note 1) Forecast of net income attributable to Kyocera Corporation’s shareholders per share is calculated based on the diluted average number of shares outstanding during the year ended March 31, 2018.

(Note 2) As Kyocera Corporation plans to voluntarily adopt International Financial Reporting Standards (“IFRS”) from the three months ending June 30, 2018, the above consolidated financial forecast is made in accordance with IFRS.

Notes:

(1) Increase or decrease in significant subsidiaries during the year ended March 31, 2018: Yes

New companies : Not Applicable

Removal companies : 1 (Kyocera Crystal Device Corporation)

Please refer to “(5) Basis of Preparation of Consolidated Financial Statements” on page 18.

(2) Changes in accounting policies:

(i) Changes due to adoption of new accounting standards: Yes

(ii) Changes due to other than adoption of new accounting standards: Not Applicable

Please refer to “(5) Basis of Preparation of Consolidated Financial Statements” on page 18.

(3) Number of shares (common stock):

(i) Number of shares issued:

377,618,580 shares at March 31, 2018	377,618,580 shares at March 31, 2017

(ii) Number of treasury stock:

9,910,822 shares at March 31, 2018	9,906,197 shares at March 31, 2017

(iii) Average number of shares outstanding:

367,709,460 shares in the year ended March 31, 2018	367,428,405 shares in the year ended March 31, 2017

Instruction for Forecasts and Other Notes:

(1) Cautionary Statement for Forecasts:

With regard to forecasts set forth above, please refer to the accompanying “Cautionary Statement for Forecasts” on page 9.

(2) Presentation of Situation of Audit Procedure:

The consolidated financial information included in this Form 6-K is out of scope of audit procedure.

(3) English Translation:

This is an English translation of the Japanese original of “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2018”. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

The non-consolidated financial information is prepared in accordance with generally accepted accounting principles in Japan.

Non-consolidated Financial Results for the Year Ended March 31, 2018

(1) Non-consolidated results of operations				(% of change from previous year)
	Net sales		Profit from operations		Recurring profit		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Fiscal 2018	742,066	12.0	(10,705)	—	82,901	1.9	78,536	(6.2)
Fiscal 2017	662,595	11.7	24,325	(13.6)	81,339	(14.0)	83,724	13.1

	Net income per share - Basic	Net income per share - Diluted
	Yen	Yen
Fiscal 2018	213.58	—
Fiscal 2017	227.86	—

(2) Non-consolidated financial condition

	Total assets	Net assets	Net assets to total assets	Net assets per share
	Million yen	Million yen	%	Yen
March 31, 2018	2,422,422	1,917,101	79.1	5,213.65
March 31, 2017	2,435,888	1,922,944	78.9	5,229.48

Accompanying Information

1. OUTLOOK OF BUSINESS RESULTS

(1) Business Results

[Business Results for the Year Ended March 31, 2018]

Consolidated Financial Results

For the year ended March 31, 2018 (“fiscal 2018”), sales increased in the Components Business due to strong component demand in information and communications, automotive-related and industrial machinery markets, coupled with vigorous expansion of production capacity. Sales in the Document Solutions Group also increased due to the launch of new products and aggressive sales promotion activities. Merger and acquisition activities also contributed. As a result, consolidated net sales for fiscal 2018 increased by ¥154,285 million, or 10.8%, compared with the year ended March 31, 2017 (“fiscal 2017”), to ¥1,577,039 million. This result is a record high for fiscal year sales.

Profit from operations decreased by ¥8,967 million, or 8.6%, to ¥95,575 million, income before income taxes decreased by ¥5,983 million, or 4.3%, to ¥131,866 million and net income attributable to Kyocera Corporation’s shareholders decreased by ¥22,054 million, or 21.2%, to ¥81,789 million, compared with fiscal 2017. These results were due to the recording of a write-down in the amount of ¥50,165 million relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, included within the Life & Environment Group, which more than offset improvements in profitability in the Components Business and the Document Solutions Group resulting from the sales growth and efforts to reduce costs and raise productivity. Tax expenses primarily resulting from amendments to U.S. tax law and incurred by subsidiaries such as our U.S. subsidiary AVX Corporation pushed down net income attributable to Kyocera Corporation’s shareholders by approximately ¥11 billion.

Average exchange rates for fiscal 2018 were ¥111 to the U.S. dollar, marking depreciation of ¥3 (2.8%), and ¥130 to the Euro, marking depreciation of ¥11 (9.2%), from fiscal 2017. As a result, net sales and income before income taxes after translation into yen for fiscal 2018 were pushed up by approximately ¥39 billion and ¥16 billion, respectively, compared with fiscal 2017.

For details regarding the write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business, please refer to “Consolidated Results by Reporting Segment 6) Life & Environment Group” on the following page.

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,422,754	100.0	¥1,577,039	100.0	¥154,285	10.8
Profit from operations	104,542	7.3	95,575	6.1	(8,967)	(8.6)
Income before income taxes	137,849	9.7	131,866	8.4	(5,983)	(4.3)
Net income attributable to Kyocera Corporation’s shareholders	103,843	7.3	81,789	5.2	(22,054)	(21.2)
Diluted earnings per share attributable to Kyocera Corporation’s shareholders	282.62	—	222.43	—	—	—
Average US$ exchange rate	108	—	111	—	—	—
Average Euro exchange rate	119	—	130	—	—	—

Consolidated Results by Reporting Segment

1) Industrial & Automotive Components Group

Core businesses were very active in this reporting segment. Sales of industrial tools increased due to growing demand in automotive-related markets and merger and acquisition activities. Sales of automotive displays also increased. In addition, sales of fine ceramic parts increased in the booming semiconductor processing equipment market. As a result of these factors, sales in this reporting segment increased compared with fiscal 2017. Operating profit increased significantly due to the growth in sales and cost reductions. The operating profit ratio improved to the double-digit level.

2) Semiconductor Components Group

Sales in this reporting segment increased compared with fiscal 2017 due mainly to an increase in sales of ceramic packages for smartphones and organic packages for automotive applications. Operating profit increased due to the sales growth and cost reductions. The operating profit ratio also improved.

3) Electronic Devices Group

Sales and profit increased in this reporting segment compared with fiscal 2017. Sales of capacitors and crystal components increased due to the launch of new products and expansion of production capacity on the back of solid demand for smartphone parts. Demand for printing devices for industrial equipment and merger and acquisition activities at AVX Corporation also contributed to this result. Operating profit increased significantly due to the sales growth coupled with the impact of new product introductions and cost reductions. The operating profit ratio also improved.

4) Communications Group

Sales and profit both increased in the information and communications services business, which provides engineering services, etc. On the other hand, profitability in the telecommunications equipment business declined due to a decline in sales of mobile phones for the U.S. market. As a result, sales in this reporting segment remained relatively unchanged and operating profit decreased compared with fiscal 2017.

5) Document Solutions Group

Sales in this reporting segment increased compared with fiscal 2017 due to an increase in sales volume resulting from the launch of new products and aggressive sales promotion activities, as well as a contribution from merger and acquisition activity. Operating profit increased significantly due to the increase in sales, cost reductions, enhanced productivity and the impact of foreign exchange rate fluctuations. The operating profit ratio improved to the double-digit level.

6) Life & Environment Group

Sales in this reporting segment decreased compared with fiscal 2017 due to downsizing of the solar energy business in the United States and lower sales in the key solar energy market of Japan. Operating loss was recorded due mainly to the recording of a write-down relating to long-term purchase agreements for procurement of polysilicon material in the solar energy business.

Kyocera has entered into long-term purchase agreements for the procurement of polysilicon material for use in its solar energy business. As a result of a decline in the profitability of such business, the net realizable value of polysilicon material was less than the purchase prices under these agreements; and pursuant to the lower of cost or net realizable value approach, Kyocera decided to record a write-down in an amount equivalent to the difference between net realizable value and purchase price.

The total amount of the write-down was ¥50,165 million, including a write-down of future material purchase commitments and the current polysilicon materials already purchased pursuant to the agreements, and the write-down was included in “cost of sales” in Kyocera’s consolidated income statements for fiscal 2018.

Net Sales by Reporting Segment

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥230,229	16.2	¥287,620	18.2	¥57,391	24.9
Semiconductor Components Group	245,727	17.3	257,237	16.3	11,510	4.7
Electronic Devices Group	240,798	16.9	305,145	19.4	64,347	26.7

Total Components Business	716,754	50.4	850,002	53.9	133,248	18.6
Communications Group	252,641	17.7	255,535	16.2	2,894	1.1
Document Solutions Group	324,012	22.8	371,058	23.5	47,046	14.5
Life & Environment Group	149,207	10.5	112,212	7.1	(36,995)	(24.8)

Total Equipment & Systems Business	725,860	51.0	738,805	46.8	12,945	1.8
Others	22,066	1.5	18,827	1.2	(3,239)	(14.7)
Adjustments and eliminations	(41,926)	(2.9)	(30,595)	(1.9)	11,331	—

Net sales	¥1,422,754	100.0	¥1,577,039	100.0	¥154,285	10.8

Operating Profit (Loss) by Reporting Segment
	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥22,442	9.7	¥32,557	11.3	¥10,115	45.1
Semiconductor Components Group	25,310	10.3	32,476	12.6	7,166	28.3
Electronic Devices Group	30,558	12.7	47,285	15.5	16,727	54.7

Total Components Business	78,310	10.9	112,318	13.2	34,008	43.4
Communications Group	8,528	3.4	5,061	2.0	(3,467)	(40.7)
Document Solutions Group	28,080	8.7	41,141	11.1	13,061	46.5
Life & Environment Group	1,345	0.9	(55,010)	—	(56,355)	—

Total Equipment & Systems Business	37,953	5.2	(8,808)	—	(46,761)	—
Others	(1,759)	—	1,621	8.6	3,380	—

Operating profit	114,504	8.0	105,131	6.7	(9,373)	(8.2)
Corporate gains and Equity in earnings of affiliates and an unconsolidated subsidiary	24,636	—	28,460	—	3,824	15.5
Adjustments and eliminations	(1,291)	—	(1,725)	—	(434)	—

Income before income taxes	¥137,849	9.7	¥131,866	8.4	¥(5,983)	(4.3)

*	% to net sales of each corresponding segment

Note: Kyocera has changed the classification of its reporting segments from the year ended March 31, 2018. Business results for the year ended March 31, 2017 have been reclassified in line with the change to reporting segment classifications.

[Consolidated Forecasts for the Year Ending March 31, 2019]

In the year ending March 31, 2019 (“fiscal 2019”), we expect the information and communications market, automotive-related markets and the semiconductor industry markets to remain favorable. We expect an increase in demand for high-performance components for these markets, and proactive efforts to expand production capacity since fiscal 2018, as well as merger and acquisition activities are expected to contribute to sales in fiscal 2019.

We also expect an increase in profit due to sales growth and production cost reductions, as well as enhanced productivity through use of AI and robots.

In light of these forecasts, Kyocera projects financial results for fiscal 2019 as shown in the table below.

Assumed exchange rates for fiscal 2019 are ¥105 to the U.S. dollar, marking appreciation of ¥6 (5.4%) compared with ¥111 for fiscal 2018, and ¥130 to the Euro, unchanged for fiscal 2018.

As Kyocera plans to voluntarily adopt IFRS from the three months ending June 30, 2018, forecasts for fiscal 2019 is made in accordance with IFRS.

	Results for the year ended March 31, 2018		Forecasts for the year ending March 31, 2019		Increase (Decrease)
	U.S.GAAP		IFRS
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except per share amounts and exchange rates)
Net sales	¥1,577,039	100.0	¥1,650,000	100.0	¥72,961	4.6
Profit from operations	95,575	6.1	154,000	9.3	58,425	61.1
Income before income taxes	131,866	8.4	190,000	11.5	58,134	44.1
Net income attributable to Kyocera Corporation’s shareholders	81,789	5.2	134,000	8.1	52,211	63.8
Diluted earnings per share attributable to Kyocera Corporation’s shareholders	222.43	—	364.42	—	—	—
Average US$ exchange rate	111	—	105	—	—	—
Average Euro exchange rate	130	—	130	—	—	—

Note:	Forecast of diluted earnings per share attributable to Kyocera Corporation’s shareholders is computed based on the diluted average number of shares outstanding during the year ended March 31, 2018.

Net Sales by Reporting Segment

	Results for the year ended March 31, 2018		Forecasts for the year ending March 31, 2019		Increase (Decrease)
	U.S.GAAP		IFRS
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥287,620	18.2	¥313,000	19.0	¥25,380	8.8
Semiconductor Components Group	257,237	16.3	259,000	15.7	1,763	0.7
Electronic Devices Group	305,145	19.4	345,000	20.9	39,855	13.1

Total Components Business	850,002	53.9	917,000	55.6	66,998	7.9
Communications Group	255,535	16.2	245,000	14.9	(10,535)	(4.1)
Document Solutions Group	371,058	23.5	385,000	23.3	13,942	3.8
Life & Environment Group	112,212	7.1	111,000	6.7	(1,212)	(1.1)

Total Equipment & Systems Business	738,805	46.8	741,000	44.9	2,195	0.3
Others	18,827	1.2	17,800	1.1	(1,027)	(5.5)
Adjustments and eliminations	(30,595)	(1.9)	(25,800)	(1.6)	4,795	—

Net sales	¥1,577,039	100.0	¥1,650,000	100.0	¥72,961	4.6

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2018		Forecasts for the year ending March 31, 2019		Increase (Decrease)
	U.S.GAAP		IFRS
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥32,557	11.3	¥36,000	11.5	¥3,443	10.6
Semiconductor Components Group	32,476	12.6	35,800	13.8	3,324	10.2
Electronic Devices Group	47,285	15.5	48,000	13.9	715	1.5

Total Components Business	112,318	13.2	119,800	13.1	7,482	6.7
Communications Group	5,061	2.0	5,200	2.1	139	2.7
Document Solutions Group	41,141	11.1	41,500	10.8	359	0.9
Life & Environment Group	(55,010)	—	(3,000)	—	52,010	—

Total Equipment & Systems Business	(8,808)	—	43,700	5.9	52,508	—
Others	1,621	8.6	(400)	—	(2,021)	—

Operating profit	105,131	6.7	163,100	9.9	57,969	55.1
Corporate and others	26,735	—	26,900	—	165	0.6

Income before income taxes	¥131,866	8.4	¥190,000	11.5	¥58,134	44.1

*	% to net sales of each corresponding segment

Note:	Cautionary Statement for Forecasts

Certain of the statements made in this document are forward-looking statements, which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in our production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Due to such risks, uncertainties and other factors, our actual results, performance, achievements or financial condition may be substantially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at March 31, 2018 increased by ¥48,743 million to ¥424,938 million from ¥376,195 million at March 31, 2017.

i) Cash flows from operating activities

Net cash provided by operating activities for fiscal 2018 decreased by ¥5,278 million to ¥158,953 million from ¥164,231 million for fiscal 2017. This was due mainly to a decrease in net income, which exceeded cash flow adjustments related to an increase in accrued income taxes.

ii) Cash flows from investing activities

Net cash used in investing activities for fiscal 2018 decreased by ¥58,961 million to ¥53,128 million from ¥112,089 million for fiscal 2017. This was due mainly to a decrease in purchases of held-to-maturity securities, which was partly offset by an increase in payments for acquisitions of businesses.

iii) Cash flows from financing activities

Net cash used in financing activities for fiscal 2018 increased by ¥3,648 million to ¥51,620 million from ¥47,972 million for fiscal 2017. This was due mainly to an increase in dividends paid.

Consolidated Cash Flows

	Years ended March 31,		Increase (Decrease)
	2017	2018
	(Yen in millions)
Cash flows from operating activities	¥164,231	¥158,953	¥(5,278)
Cash flows from investing activities	(112,089)	(53,128)	58,961
Cash flows from financing activities	(47,972)	(51,620)	(3,648)
Effect of exchange rate changes on cash and cash equivalents	(1,995)	(5,462)	(3,467)
Net increase in cash and cash equivalents	2,175	48,743	46,568
Cash and cash equivalents at beginning of year	374,020	376,195	2,175
Cash and cash equivalents at end of year	¥376,195	¥424,938	¥48,743

(3)  Basic Profit Distribution Policy and Dividends for the Year Ended March 31, 2018 and for the Year Ending March 31, 2019

i) Basic profit distribution policy

Kyocera Corporation believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis.

Kyocera Corporation therefore has adopted a principal guideline that dividend amounts be within a range based on net income attributable to Kyocera Corporation’s shareholders on a consolidated basis, and has set its dividend policy to maintain a payout ratio of around 40% of consolidated net income attributable to Kyocera Corporation’s shareholders. In addition, Kyocera Corporation determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium-to-long-term corporate growth.

Kyocera Corporation also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition, as necessary, of outside management resources to achieve sustainable corporate growth.

ii) Dividends for the year ended March 31, 2018

Pursuant to the basic policy set forth above and based on full-year performance for the year ended March 31, 2018, Kyocera Corporation will distribute a year-end dividend for the year ended March 31, 2018 in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, 10 yen increase as compared with the year ended March 31, 2017.

iii) Dividend forecast for the year ending March 31, 2019

Dividend amounts for the year ending March 31, 2019 will be decided pursuant to the basic policy set forth above. At present, Kyocera Corporation forecasts a total annual dividend in the amount of 120 yen per share, based on its financial forecast for the year ending March 31, 2019.

2. BASIC RATIONALE FOR SELECTION OF ACCOUNTING STANDARD

Kyocera plans to voluntarily adopt IFRS to its consolidated financial statements in place of the current U.S. GAAP from the three months ending June 30, 2018 in order to further enhance its management control on a global basis.

3. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	¥376,195		¥424,938		¥48,743
Short-term investments in debt securities	84,703		38,023		(46,680)
Other short-term investments	212,668		158,779		(53,889)
Trade notes receivables	28,370		26,072		(2,298)
Trade accounts receivables	291,485		331,570		40,085
Less allowances for doubtful accounts and sales returns	(5,593)		(5,490)		103
Inventories	331,155		364,875		33,720
Other current assets	119,714		137,849		18,135

Total current assets	1,438,697	46.3	1,476,616	46.8	37,919

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,130,756		1,050,537		(80,219)
Other long-term investments	22,246		25,858		3,612

Total investments and advances	1,153,002	37.0	1,076,395	34.1	(76,607)

Property, plant and equipment:
Land	59,963		62,141		2,178
Buildings	351,431		363,714		12,283
Machinery and equipment	841,973		880,918		38,945
Construction in progress	14,097		23,996		9,899
Less accumulated depreciation	(1,000,860)		(1,029,845)		(28,985)

Total property, plant and equipment	266,604	8.6	300,924	9.5	34,320

Goodwill	110,470	3.5	144,268	4.6	33,798
Intangible assets	61,235	2.0	80,186	2.5	18,951
Other assets	80,462	2.6	78,688	2.5	(1,774)

Total non-current assets	1,671,773	53.7	1,680,461	53.2	8,688

Total assets	¥3,110,470	100.0	¥3,157,077	100.0	¥46,607

	March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥191		¥145		¥(46)
Current portion of long-term debt	8,235		9,293		1,058
Trade notes and accounts payable	129,460		149,734		20,274
Other notes and accounts payable	60,881		66,970		6,089
Accrued payroll and bonus	62,868		68,664		5,796
Accrued income taxes	15,707		19,436		3,729
Other accrued liabilities	51,062		50,727		(335)
Other current liabilities	36,257		55,017		18,760

Total current liabilities	364,661	11.7	419,986	13.3	55,325

Non-current liabilities:
Long-term debt	16,409		20,237		3,828
Accrued pension and severance liabilities	31,720		28,723		(2,997)
Deferred income taxes	258,859		223,530		(35,329)
Other non-current liabilities	19,912		40,095		20,183

Total non-current liabilities	326,900	10.5	312,585	9.9	(14,315)

Total liabilities	691,561	22.2	732,571	23.2	41,010

Kyocera Corporation’s shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	165,230		165,125		(105)
Retained earnings	1,638,116		1,675,780		37,664
Accumulated other comprehensive income	447,479		411,980		(35,499)
Common stock in treasury stock, at cost	(32,309)		(32,342)		(33)

Total Kyocera Corporation’s shareholders’ equity	2,334,219	75.1	2,336,246	74.0	2,027

Noncontrolling interests	84,690	2.7	88,260	2.8	3,570

Total equity	2,418,909	77.8	2,424,506	76.8	5,597

Total liabilities and equity	¥3,110,470	100.0	¥3,157,077	100.0	¥46,607

Note: Accumulated other comprehensive income is as follows:

	March 31,				Increase (Decrease)
	2017		2018
	(Yen in millions)
Net unrealized gains on securities	¥499,650		¥459,559		¥(40,091)
Net unrealized losses on derivative financial instruments	(449)		(407)		42
Pension liability adjustment	(35,362)		(29,261)		6,101
Foreign currency translation adjustments	(16,360)		(17,911)		(1,551)
Total	¥447,479		¥411,980		¥(35,499)

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,422,754	100.0	¥1,577,039	100.0	¥154,285	10.8
Cost of sales	1,049,472	73.8	1,200,911	76.1	151,439	14.4

Gross profit	373,282	26.2	376,128	23.9	2,846	0.8
Selling, general and administrative expenses	268,740	18.9	280,553	17.8	11,813	4.4

Profit from operations	104,542	7.3	95,575	6.1	(8,967)	(8.6)

Other income (expenses):
Interest and dividend income	32,364	2.3	40,498	2.6	8,134	25.1
Interest expense	(901)	(0.0)	(1,395)	(0.1)	(494)	—
Foreign currency transaction gains (losses), net	1,278	0.1	(827)	(0.1)	(2,105)	—
Gains on sales of securities, net	193	0.0	1,629	0.1	1,436	744.0
Other, net	373	0.0	(3,614)	(0.2)	(3,987)	—

Total other income (expenses)	33,307	2.4	36,291	2.3	2,984	9.0

Income before income taxes	137,849	9.7	131,866	8.4	(5,983)	(4.3)
Income taxes	28,442	2.0	46,881	3.0	18,439	64.8

Net income	109,407	7.7	84,985	5.4	(24,422)	(22.3)
Net income attributable to noncontrolling interests	(5,564)	(0.4)	(3,196)	(0.2)	2,368	—

Net income attributable to Kyocera Corporation’s shareholders	¥103,843	7.3	¥81,789	5.2	¥(22,054)	(21.2)

Per share information:
Net income attributable to Kyocera Corporation’s shareholders:
Basic	¥282.62		¥222.43
Diluted	¥282.62		¥222.43
Average number of shares of common stock outstanding:
Basic	367,428		367,709
Diluted	367,428		367,709

Note:

Basic earnings per share attributable to Kyocera Corporation’s shareholders was computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to Kyocera Corporation’s shareholders was computed based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Years ended March 31,		Increase (Decrease)
	2017	2018
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥109,407	¥84,985	¥(24,422)

Other comprehensive income—net of taxes
Net unrealized losses on securities	(17,597)	(40,087)	(22,490)
Net unrealized gains on derivative financial instruments	45	27	(18)
Pension liability adjustment	7,252	6,428	(824)
Foreign currency translation adjustments	(13,479)	(2,703)	10,776

Total other comprehensive income	(23,779)	(36,335)	(12,556)

Comprehensive income	85,628	48,650	(36,978)
Comprehensive income attributable to noncontrolling interests	(4,066)	(2,398)	1,668

Comprehensive income attributable to Kyocera Corporation’s shareholders	¥81,562	¥46,252	¥(35,310)

(3) Consolidated Statements of Changes in Equity

Number of shares outstanding	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Kyocera Corporation’s shareholders’ equity	Noncontrolling interests	Total equity
	( Yen in millions and shares in thousands)
Balance at March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762
Comprehensive income:
Net income			103,843			103,843	5,564	109,407
Other comprehensive income				(22,281)		(22,281)	(1,498)	(23,779)

Total comprehensive income						81,562	4,066	85,628

Cash dividends paid to Kyocera Corporation’s shareholders			(36,729)			(36,729)		(36,729)
Cash dividends paid to noncontrolling interests							(3,204)	(3,204)
Purchase of treasury stock (4)					(25)	(25)		(25)
Reissuance of treasury stock (0)		2			2	4		4
Stock option plan of subsidiaries		189				189	71	260
Acquisition of noncontrolling interests with the consolidated subsidiary merger (859)		2,232			2,802	5,034	(6,474)	(1,440)
Other		(37)		(43)		(80)	733	653

Balance at March 31, 2017 (367,712)	¥115,703	¥165,230	¥1,638,116	¥447,479	¥(32,309)	¥2,334,219	¥84,690	¥2,418,909
Comprehensive income:
Net income			81,789			81,789	3,196	84,985
Other comprehensive income				(35,537)		(35,537)	(798)	(36,335)

Total comprehensive income						46,252	2,398	48,650

Cash dividends paid to Kyocera Corporation’s shareholders			(44,125)			(44,125)		(44,125)
Cash dividends paid to noncontrolling interests							(4,182)	(4,182)
Purchase of treasury stock (4)					(33)	(33)		(33)
Reissuance of treasury stock (0)		1			0	1		1
Stock option plan of subsidiaries		273				273	104	377
Other		(379)		38		(341)	5,250	4,909

Balance at March 31, 2018 (367,708)	¥115,703	¥165,125	¥1,675,780	¥411,980	¥(32,342)	¥2,336,246	¥88,260	¥2,424,506

(4) Consolidated Statements of Cash Flows

	Years ended March 31,
	2017	2018
	(Yen in millions)
Cash flows from operating activities:
Net income	¥109,407	¥84,985
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,445	82,804
Provision for doubtful accounts and loss on bad debts	566	356
Write-down of inventories	9,215	28,721
Deferred income taxes	(8,389)	(10,913)
Gains on sales of securities, net	(193)	(1,639)
(Gains) losses on sales of property, plant and equipment, net	(1,142)	164
Foreign currency adjustments	4,160	7,380
Change in assets and liabilities:
Increase in receivables	(30,035)	(29,547)
Increase in inventories	(16,349)	(49,132)
(Increase) decrease in other current assets	9,023	(4,419)
Increase in notes and accounts payable	3,524	9,854
Increase (decrease) in accrued income taxes	(7,370)	10,991
Increase in other current liabilities	17,560	12,971
Increase (decrease) in other non-current liabilities	(5,045)	10,139
Other, net	1,854	6,238

Net cash provided by operating activities	164,231	158,953

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(2)	(3,712)
Payments for purchases of held-to-maturity securities	(146,832)	(30,135)
Payments for purchases of other securities	(2,646)	(6,911)
Proceeds from sales of available-for-sale securities	237	2,438
Proceeds from maturities of held-to-maturity securities	132,501	102,679
Acquisitions of businesses, net of cash acquired	(19,673)	(75,322)
Payments for purchases of property, plant and equipment	(66,901)	(84,195)
Payments for purchases of intangible assets	(5,810)	(7,194)
Proceeds from sales of property, plant and equipment	3,416	1,886
Acquisition of time deposits and certificate of deposits	(454,998)	(420,556)
Withdrawal of time deposits and certificate of deposits	449,747	466,962
Other, net	(1,128)	932

Net cash used in investing activities	(112,089)	(53,128)

Cash flows from financing activities:
Decrease in short-term borrowings, net	(4,729)	(3,240)
Proceeds from issuance of long-term debt	9,778	13,203
Payments of long-term debt	(11,177)	(12,771)
Dividends paid	(39,982)	(47,936)
Purchases of noncontrolling interests	(1,942)	(454)
Other, net	80	(422)

Net cash used in financing activities	(47,972)	(51,620)

Effect of exchange rate changes on cash and cash equivalents	(1,995)	(5,462)

Net increase in cash and cash equivalents	2,175	48,743
Cash and cash equivalents at beginning of year	374,020	376,195

Cash and cash equivalents at end of year	¥376,195	¥424,938

(5) Basis of Preparation of Consolidated Financial Statements

i) Scope of consolidation:

Number of consolidated subsidiaries	252	Kyocera Document Solutions Inc.
		AVX Corporation
		Kyocera International, Inc. and others

Number of affiliates accounted for by the equity method	12

ii) Changes in scope of consolidation:

Consolidated subsidiaries:
Number of increase	63
Number of decrease	29

iii) Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with U.S. GAAP.

iv) Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2017 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

(6) Segment Information

i) Reporting segments:

	Years ended March 31,		Increase (Decrease)
	2017	2018
	Amount	Amount	Amount	%
	(Yen in millions)
Depreciation and amortization:
Industrial & Automotive Components Group	¥12,464	¥15,504	¥3,040	24.4
Semiconductor Components Group	17,216	17,535	319	1.9
Electronic Devices Group	16,667	20,230	3,563	21.4
Communications Group	6,460	6,532	72	1.1
Document Solutions Group	14,867	12,954	(1,913)	(12.9)
Life & Environment Group	6,367	6,128	(239)	(3.8)
Others	1,539	1,336	(203)	(13.2)
Corporate	1,865	2,585	720	38.6

Total	¥77,445	¥82,804	¥5,359	6.9

Capital expenditures:
Industrial & Automotive Components Group	¥11,793	¥21,184	¥9,391	79.6
Semiconductor Components Group	16,411	15,820	(591)	(3.6)
Electronic Devices Group	19,095	26,512	7,417	38.8
Communications Group	1,836	4,813	2,977	162.1
Document Solutions Group	6,891	6,013	(878)	(12.7)
Life & Environment Group	6,185	5,454	(731)	(11.8)
Others	921	1,346	425	46.1
Corporate	4,649	5,377	728	15.7

Total	¥67,781	¥86,519	¥18,738	27.6

Research and Development:
Industrial & Automotive Components Group	¥10,728	¥10,571	¥(157)	(1.5)
Semiconductor Components Group	3,743	3,550	(193)	(5.2)
Electronic Devices Group	9,297	10,898	1,601	17.2
Communications Group	2,953	3,849	896	30.3
Document Solutions Group	21,674	22,259	585	2.7
Life & Environment Group	3,157	4,268	1,111	35.2
Others	3,859	2,878	(981)	(25.4)

Total	¥55,411	¥58,273	¥2,862	5.2

(Note 1) Kyocera has changed the classification of its reporting segments from the year ended March 31, 2018. Business results for the year ended March 31, 2017 have been reclassified in line with the change to reporting segment classifications.

(Note 2) With regard to Reporting segment information of Net sales and Income before income taxes, please refer to the accompanying “1.OUTLOOK OF BUSINESS RESULTS (1) Business Results Consolidated Results by Reporting Segment” on page 5.

ii) Geographic segments (Net sales by geographic area) :

	Years ended March 31,				Increase (Decrease)
	2017		2018
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Japan	¥598,639	42.1	¥614,043	38.9	¥15,404	2.6
Asia	304,013	21.4	363,649	23.1	59,636	19.6
Europe	235,355	16.5	312,669	19.8	77,314	32.8
United States of America	228,968	16.1	224,791	14.3	(4,177)	(1.8)
Others	55,779	3.9	61,887	3.9	6,108	11.0

Net sales	¥1,422,754	100.0	¥1,577,039	100.0	¥154,285	10.8

(7) Earnings per Share

With regard to earnings per share, please refer to “Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Year Ended March 31, 2018” on page 1 and “3. CONSOLIDATED FINANCIAL STATEMENTS (2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income” on page 14.

(8) Material Subsequent Event

Repurchase of Own Shares

Kyocera Corporation has resolved at a meeting of its Board of Directors held on April 26, 2018 to undertake a repurchase of its own shares under the provisions of the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2 of the Companies Act of Japan.

1. Reason for repurchase of own shares

The repurchase of own shares is intended to facilitate flexible capital strategies in the future, such as stock swaps.

2. Details of matters relating to the repurchase

Type of shares to be repurchased	Common stock
Total number of shares to be repurchased	Up to 7,200,000 shares (Percentage to total number of shares issued excluding treasury shares: 1.96%)
Total amount of repurchase price	Up to 40 billion yen
Period of repurchase	From April 27, 2018 to September 20, 2018
Method of repurchase	Market purchases through the Tokyo Stock Exchange

(9) Cautionary Statement for Premise of a Going Concern

Not Applicable

April 26, 2018

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Hideo Tanimoto, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Management Control Group (Tel: +81-75-604-3500)

Notice Relating to Repurchase of Own Shares

(Repurchase of Own Shares under Articles of Incorporation Pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

This is to advise you that Kyocera Corporation (the “Company”) has resolved at a meeting of its Board of Directors held on April 26, 2018 to undertake a repurchase of its own shares under the provisions of the Articles of Incorporation of the Company pursuant to Article 165, Paragraph 2 of the Companies Act of Japan.

A summary description of this repurchase of own shares is set forth below.

1. Reason for repurchase of the Company’s own shares

The repurchase of the Company’s own shares is intended to facilitate flexible capital strategies in the future, such as stock swaps.

2. Details of matters relating to the repurchase

(1) Type of shares to be repurchased	Common stock
(2) Total number of shares to be repurchased	Up to 7,200,000 shares (Percentage to total number of shares issued excluding treasury shares: 1.96%)
(3) Total amount of repurchase price	Up to 40 billion yen
(4) Period of repurchase	From April 27, 2018 to September 20, 2018
(5) Method of repurchase	Market purchases through the Tokyo Stock Exchange

(For your information)

Status of treasury shares held by the Company as of March 31, 2018

(1) Total number of shares issued (excluding treasury shares held by the Company)	367,707,758 shares
(2) Number of treasury shares held by the Company	9,910,822 shares

1